UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM SD
Specialized Disclosure Report

Starbucks Corporation

(Exact name of registrant as specified in its charter)

Washington	000-20322	91-1325671
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)
2401 Utah Avenue South Seattle, Washington		98134
(Address of principal executive offices)		(zip code)

RACHEL A. GONZALEZ
(executive vice president, general counsel and secretary)
(206) 447-1575
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:
☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1, 2018 to December 31, 2018.

Section 1 - Conflict Minerals Disclosure
Items 1.01 and 1.02 Conflict Minerals Disclosure and Report, Exhibit
Conflict Minerals Disclosure
Starbucks Corporation has filed a Conflict Minerals Report for the reporting period from January 1, 2018 through December 31, 2018 herewith as Exhibit 1.01, which is also publicly available on the Starbucks Corporation website at www.starbucks.com/responsibility/learn-more/conflict-minerals-disclosure under "Conflict Minerals Disclosure."
Section 2 - Exhibits
Item 2.01 Exhibits
Exhibit 1.01 Conflict Minerals Report for the period from January 1, 2018 through December 31, 2018.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

STARBUCKS CORPORATION

By:	/s/ Rachel A. Gonzalez	Date: May 31, 2019
Rachel A. Gonzalez
executive vice president, general counsel and secretary